UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Duos Technologies Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

266042207

Cusip Number

Norman H. Pessin
Sandra F. Pessin
Brian L. Pessin
500 Fifth Ave, Suite 2240
New York, NY  10110
917-887-1982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D/A, and is filing this schedule because of ss. 240.13D/A-1(e), ss. 240.13D/A-1(f) or ss. 240.13D/A-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13D/A-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266042207
Schedule 13D/A

1	NAMES OF REPORTING PERSONS
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
102,972

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
102,972

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,972

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 266042207
Schedule 13D/A

1	NAMES OF REPORTING PERSONS
Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,430

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
71,430

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,430[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Excludes 243,572 shares of Common Stock underlying Series B Preferred Stock that is not currently exercisable due to a 4.99% beneficial ownership limitation with respect to Common Stock owned by Sandra F. Pessin, affiliates of Sandra F. Pessin or member of a Group with Sandra F. Pessin.  Such 4.99% beneficial ownership limitation can be increased to 9.99%.

 Excludes 272,727 shares of Common Stock underlying Series C Preferred Stock that is currently not convertible due to 4.99% beneficial ownership limitation with respect to Common Stock owned by Sandra F. Pessin, affiliates of Sandra F. Pessin or member of a Group with Sandra F. Pessin.  Such 4.99% beneficial ownership limitation can be increased to 19.99%.

CUSIP No. 266042207
Schedule 13D/A

1	NAMES OF REPORTING PERSONS
Brian L. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,002

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
75,002

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,002[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Excludes 90,909 shares of Common Stock underlying Series C Preferred Stock that is currently not convertible due to 4.99% beneficial ownership limitation with respect to Common Stock owned by Brian L. Pessin, affiliates of Brian L. Pessin or member of a Group with Brian L. Pessin.  Such 4.99% beneficial ownership limitation can be increased to 19.99%.

CUSIP No.  266042207
Schedule 13D/A

Item 1.	Security and Issuer

This Schedule 13D/A relates to the common stock, $0.001 par value (the "Common Stock" or the “Shares”)of Duos Technologies Group, Inc. (the "Issuer"), whose principal executive offices are located at 6622 Southpoint Drive S., Suite 310, Jacksonville, Florida, 32216.

Item 2.	Identity and Background

This Schedule 13D/A is being filed by and for Norman H. Pessin, Sandra F. Pessin, and Brian L. Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110
	2)	Sandra F. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110
	3)	Brian L. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110

Principal Occupation:	1)	Investor
	2)	Housewife
	3)	Investor

Criminal Convictions:	1)	None
	2)	None
	3)	None

Civil Proceedings:	1)	None
	2)	None
	3)	None

Citizenship:	1)	United States
	2)	United States
	3)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 102,972 shares of Common Stock owned by Norman H. Pessin is approximately $609,542, including brokerage commissions.  The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.  The aggregate purchase price of the 71,430 shares of Common Stock owned by Sandra F. Pessin is approximately $290,000, including brokerage commissions.  The shares of Common Stock owned by Sandra F. Pessin were acquired with personal funds.  The aggregate purchase price of the 75,002 shares of Common Stock owned by Brian L. Pessin is approximately $316,250, including brokerage commissions.  The shares of Common Stock owned by Brian L. Pessin were acquired with personal funds.

CUSIP No. 266042207
Schedule 13D/A

The amounts reflected above do not include 1,705 shares of Series B Convertible cumulative preferred stock (the “Series B Convertible Preferred Stock”) convertible into 243,572 shares of Common Stock, subject to a beneficial ownership limitation and 2,000 shares of Series C Convertible cumulative preferred stock (the “Series C Convertible Preferred Stock”) convertible into 363,636 shares of Common Stock, subject to a beneficial ownership limitation.

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Norman H. Pessin owns 102,972 shares of Common Stock of the Issuer, constituting 3.1% of the outstanding shares thereof.  Sandra F. Pessin owns 71,430 shares of Common Stock of the Issuer, constituting 2.1% of the outstanding shares thereof.  Brian L. Pessin owns 75,002 shares of Common Stock of the Issuer, constituting 2.3% of the outstanding shares thereof.

CUSIP No. 266042207
Schedule 13D/A

Norman H. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Sandra F. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly. Brian L. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

March 2, 2021

Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Preferred C Stock Bought	Price Per Share ($)	Date of Purchase

	Sandra F. Pessin

1,500	1,000.00	02/26/2021

	Brian l. Pessin

500	1,000.00	02/26/2021